TEREX CORPORATION AND SUBSIDIARIES

             UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF INCOME
                     (in thousands, except per share data)


                                             For the Nine Months
                                             Ended September 30,
                                             1993         1992

Net Sales                                 $519,510     $313,254

Cost of goods sold                         475,251      284,255

  Gross profit                              44,259       28,999

Engineering, selling and administrative expenses:
  Third parties                             60,313       35,661
  Related parties                            2,314        1,973

  Total engineering, selling and
   administrative expenses                  62,627       37,634

  Loss from operations                    (18,368)      (8,635)

Other income (expense):
  Interest income                              945        1,973
  Interest expense                        (23,849)     (15,575)
  Equity in net loss of  Fruehauf (Note F)   (677)     (14,631)
  Other income (expense)                     (950)      (1,741)

  Loss before income taxes and
   extraordinary item                     (42,899)     (38,609)

Provision for income taxes                     193            2

  Loss before extraordinary item         $(43,092)    $(38,611)
  Exraordinary item - loss on
   extinguishment of debt (Note E)         (2,003)          ---

Net loss                                 $(45,095)    $(38,611)

Net loss per share:
  Loss before extraordinary item          $ (4.33)      $(3.88)
  Extraordinary item                         (.20)       ---

  Net loss                                 $(4.53)      $(3.88)

Dividends per share                       $ ---        $ ---

Weighted average common shares outstanding
   including dilutive options and warrants
  (see Exhibit 11.1)                         9,952        9,944
@Body Single@


The accompanying notes are an integral part of these financial statements.



                      TEREX CORPORATION AND SUBSIDIARIES

                UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET
                                (in thousands)

                                               September 30,
                                                    1993

ASSETS

Current assets
  Cash and cash equivalents                      $ 8,887
  Restricted cash                                  4,633
  Net receivables                                 78,645
  Net inventories                                168,446
  Other current assets                             6,978

          Total current assets                   267,589

Property, plant and equipment
  Property, plant and equipment                  137,765
  Less - accumulated depreciation                 36,222

          Net property, plant and equipment      101,543

Investments in affiliate companies                 3,343

Other assets                                      30,101

Total assets                                   $ 402,576


The accompanying notes are an integral part of these financial statements.




                      TEREX CORPORATION AND SUBSIDIARIES

          UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET (Continued)
                                (in thousands)

                                               September 30,
                                                    1993

LIABILITIES AND STOCKHOLDERS' INVESTMENT

Current liabilities
  Notes payable                                  $ 2,476
  Trade accounts payable                          83,323
  Accrued compensation and benefits               10,937
  Accrued warranties and product liability        28,288
  Accrued interest                                 4,811
  Accrued income taxes                             1,582
  Restructuring reserve                           14,097
  Other current liabilities                       24,234
  Current portion of long-term debt               17,791

          Total current liabilities              187,539

Long-term debt less current portion              208,848
Accrued warranties and product liability
 - long-term                                      39,850
Accrued pension                                   16,984
Postretirement health benefits (Note B)              428
Other long-term liabilities                        6,795

Stockholders' investment
  Common stock, $.01 par value
   - authorized 20,000 shares;
   issued and outstanding 9,953 shares               100
  Additional paid-in capital                      37,808
  Accumulated deficit                           (81,326)
  Pension liability adjustment                   (4,452)
  Foreign currency translation adjustment        (9,998)

          Total stockholders' investment        (57,868)

Total liabilities and stockholders' investment $ 402,576


The accompanying notes are an integral part of these financial statements.



                      TEREX CORPORATION AND SUBSIDIARIES

           UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
                                (in thousands)

                                               For the Nine Months
                                               Ended September 30,
                                               1993        1992
OPERATING ACTIVITIES
  Net loss                                  $(45,095)   $(38,611)
  Adjustments to reconcile net loss to
     cash flows from operating activities:
     Depreciation                              11,615       3,102
     Amortization                               5,979       2,939
     (Gain) loss on sale of property,
      plant and equipment                     (2,029)        (36)
     Unremitted (earnings) loss from
      equity affiliates (Fruehauf)                677      14,631
     Other                                      (221)       1,693
     Changes in operating assets and liabilities:
      Restricted cash                           6,846         ---
      Net receivables                           (782)      18,270
      Net inventories                          28,223      29,834
      Trade accounts payable                  (8,340)         885
      Accrued compensation and benefits         (229)       1,785
      Accrued warranties and product liability(3,835)       3,393
      Accrued interest                        (7,008)       1,342
      Accrued income taxes                      (441)         333
     Restructuring reserve                   (16,503)     (2,500)
      Other                                     3,135    (14,529)

     Net cash from (used in)
      operating activities                   (28,008)      22,531

INVESTING ACTIVITIES
  Acquisition of Business                         ---    (80,454)
  Capital expenditures, net of dispositions   (8,529)     (2,513)
  Advances to Fruehauf                          (622)     (2,802)
  Proceeds from sale of property,
   plant and equipment                         10,377         ---
  Other                                         (337)       (352)

     Net cash from (used in) investing
      activities                                  889    (86,121)

FINANCING ACTIVITIES
  Net borrowings (repayments) under
   revolving line of credit agreements            674    (62,161)
  Proceeds from long-term debt                 18,650     158,800
  Principal repayments of long-term debt      (8,175)    (10,333)
  Other                                         (443)     (4,427)

     Net cash from (used in)
      financing activities                     10,706      81,879

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND
  CASH EQUIVALENTS                              (371)         503

NET (DECREASE) INCREASE IN
 CASH AND CASH EQUIVALENTS                   (16,784)      18,792

CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD                           25,671      10,892

CASH AND CASH EQUIVALENTS AT END OF PERIOD    $ 8,887     $29,684



The accompanying notes are an integral part of these financial statements.




                      TEREX  CORPORATION AND SUBSIDIARIES

        NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                   (in thousands, unless otherwise denoted)
                              September 30, 1993


NOTE A - BASIS OF PRESENTATION

The accompanying condensed consolidated financial statements of Terex Corporation and Subsidiaries (the "Company") as of September 30, 1993 and for the nine month periods ended September 30, 1993 and 1992 have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for annual reporting.

The condensed consolidated financial statements include the accounts of Terex Corporation and its majority controlled subsidiaries. All intercompany balances, transactions and profits have been eliminated. The equity method is used to account for investments in affiliates in which the Company has an ownership interest between 20% and 50%, including Fruehauf Trailer Corporation
("Fruehauf").   The cost method is used to account for investments in
affiliates in which the Company has an ownership interest of less than 20%.

In the opinion of management, all adjustments considered necessary for a fair presentation have been made. Such adjustments consist only of those of a normal recurring nature, except for the impact of the accounting changes discussed in Note B -- "Accounting Changes". Operating results for the nine months ended September 30, 1993 are not necessarily indicative of the results that may be expected for the year ended December 31, 1993. For further information, refer to the consolidated financial statements for the year ended December 31, 1992.


NOTE B - ACCOUNTING CHANGES

Employers' Accounting for Postretirement Benefits Other than Pensions

The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions" on January 1, 1993. This statement requires accrual of postretirement benefits (such as health care benefits) during the years an employee provides service. The Company provides postretirement benefits to certain former salaried and hourly employees and certain hourly employees covered by bargaining unit contracts that provide such benefits.

Terex adopted the provisions of SFAS No. 106 using the delayed recognition method, whereby the amount of the unrecognized transition obligation at January 1, 1993 is recognized prospectively as a component of future years' net periodic postretirement benefit expense. The unrecognized transition obligation at January 1, 1993 was approximately $4,476. Terex is amortizing this transition obligation over 12 years, the average remaining life expectancy of the participants.

Currently, the Company's postretirement benefit obligations are not funded. The liability of the Company, as of January 1, 1993, was as follows:

Actuarial present value of accumulated
 postretirement benefit obligation:
             Retirees                   $   4,476
             Active participants              ---
 Total accumulated postretirement
   benefit obligation                       4,476
Unamortized transition obligation         (4,476)
 Liability recognized in the balance sheet    -0-
Less:  Current portion                        -0-
 Accumulated postretirement
  benefit obligation - long term             $-0-

Health care trend rates used in the actuarial assumptions range from 12.3% to 13.5%. These rates decrease to 6.75% over a period of 9 to 11 years. The effect of a one percentage-point change in the health care cost trend rates would change the accumulated postretirement benefit obligation approximately 5%. The discount rate used in determining the accumulated postretirement benefit obligation is 8.25%.

Net periodic postretirement benefit expense for the nine month period ended September 30, 1993 includes the following components:

Service cost                                  $ 0
Interest cost
277
Net amortization                              280
                                            $ 557

The difference between Terex's net periodic postretirement benefit expense on a cash basis versus accrual basis was approximately $387 for the nine months ended September 30, 1993.


Accounting for Income Taxes

The Company adopted SFAS No. 109, "Accounting for Income Taxes" on January 1, 1993. The new pronouncement retains the basic concepts of SFAS No. 96, but generally simplifies its application. The adoption of this new pronouncement did not have a material impact on the Company's operating results and financial position.

Deferred tax assets and liabilities result from differences in the basis of assets and liabilities for tax and financial statement purposes. The tax effects of the basis differences and net operating loss carryforwards on January 1, 1993 are summarized below for major balance sheet captions:

Net inventories                          $(1,623)
Fixed assets and assets held for sale    (23,635)
Other assets and deferred charges             664
Other current and long-term liabilities    44,497
All other items                             (173)
Benefit of net operating
 loss carryforward                         76,200
Valuation allowance                      (93,930)
   Total deferred tax liability             $   0

At December 31, 1992, the Company had domestic federal tax basis net operating loss carryforwards of approximately $151,000 and foreign net operating loss carryforwards of approximately $ 52,000. Certain of the domestic net operating loss carryforwards have limitations placed on them under the Internal Revenue Code. The Internal Revenue Service is currently in various stages of examination of the Company's federal tax returns. The results of such audits could change the availability of the net operating loss carryforwards.

In accordance with SFAS No. 109, "Accounting for Income Taxes", the tax benefits of the unused net operating loss carryforwards have been recognized in the Consolidated Financial Statements. As further required by SFAS No. 109, the Company has recorded a valuation allowance for deferred tax assets including the benefits of net operating loss carryforwards because their realization is dependent on future taxable income.


NOTE C - ACQUISITIONS

On July 31, 1992, the Company completed the acquisition of the common stock of Clark Material Handling Company and certain affiliate companies ("Clark") from Clark Equipment Company (the "Clark Acquisition"). Clark is engaged in the design, manufacture and marketing of internal combustion and electric lift trucks and related parts and equipment.

The operating results of this acquisition are included in the Company's consolidated results of operations since August 1, 1992. The following unaudited pro forma summary presents the consolidated results of operations for the nine months ended September 30, 1992 as though the Company completed the Clark Acquisition on January 1, 1992, after giving effect to certain adjustments, including amortization of goodwill and intangible assets, increased depreciation resulting from the revaluation of property, plant and equipment, interest expense and amortization of debt issuance costs on the acquisition debt, and reduced operating costs related to recurring cost savings which are directly attributable to the Clark Acquisition.

                                       Pro Forma
                                  For the Nine Months
                                Ended September 30, 1992

           Net sales                     $ 601,758
           Loss from operations           (18,962)
           Net loss                       (57,949)
           Net loss per share             $ (5.83)


The unaudited pro forma consolidated results do not represent actual operating results. The pro forma amounts were prepared by management and should not be interpreted as predictive of the Company's future results of operations. The Company is actively reorganizing the operations of Clark by consolidating manufacturing and distribution operations. Consequently, management does not view the combination of the historical financial results of the Company and Clark as a meaningful representation of the Company's future operations.


NOTE D - INVENTORIES

The components of net inventories consist of the following at September 30, 1993:

       New equipment                        $ 36,580
       Used equipment                          1,552
       Work-in-process and finished parts     86,634
       Raw materials and supplies             47,498

       Gross inventories                     172,264
       Less: Excess of FIFO costs
         over LIFO inventory value           (3,818)

       Net inventories                     $ 168,446


NOTE E - LONG TERM DEBT

Covenant Compliance

The indentures governing the Company's Senior Secured Notes and Subordinated Notes (together, the "Notes") require, among other things, that the Company maintain certain levels of tangible net worth and collateral coverage. As of September 30, 1993, the Company's tangible net worth as defined in the Note indentures was less than the $15 million minimum required by the indentures. Based on management's current estimates, the Company is expected to continue to experience losses from operations subsequent to September 30, 1993. As a result, absent a capital infusion, the Company's tangible net worth will be less than required under the tangible net worth covenants as of December 31, 1993. In the event the Company's tangible net worth is not in excess of the amount required under the tangible net worth covenants for two consecutive quarters, the Company must offer to repurchase, at par plus accrued interest, 20% of the outstanding principal amount of the Notes. If such an offer were to be made, it is likely that the Company would require additional funding to complete the offer, and if such funding were unavailable to it, the Company would be unable to comply with the terms of the Notes and the Notes may be accelerated. Such circumstances could result in a material adverse impact on
the Company and its financial position.   In an effort to raise additional
capital and increase the Company's net worth, the Company is currently seeking
to effect the sale of preferred stock in a private placement.   Management is
also considering other actions, including the sale of assets such as a portion of the Company's stock holdings and investments, which, at any time, may be necessary for the Company to remain in compliance with the tangible net worth and collateral coverage covenants.

Permanent Facility

On May 20, 1993, Terex entered into an agreement with a financial institution which initially provided short-term financing ("Interim Facility"), and currently provides permanent financing ("Permanent Facility") (together the "Lending Facilities"). The Interim Facility provided for cash advances to the Company of up to $17.5 million. The Permanent Facility became effective and replaced the Interim Facility as of August 24, 1993 and provides for up to $20 million of cash advances and guarantees of bank letters of credit and is secured by all domestic receivables of the Material Handling and Heavy Equipment Segments.

Borrowings under the permanent facility mature in two years from the August 24, 1993 effective date. Accordingly, all such borrowings, including former short term interim facility borrowings outstanding at the effective date, are classified as Long Term Debt in the accompanying Balance Sheet.

Extraordinary Item

In connection with entering into the Lending Facilities, the Company terminated its previous bank lending agreement with a commercial bank. The Company recognized, as an extraordinary item, a charge of approximately $2.0 million in the second quarter of 1993 to write off unamortized debt issuance costs.


NOTE F - INVESTMENT IN FRUEHAUF

Following an initial public offering of 4,000,000 shares of Fruehauf common stock in July 1991, the Company owned approximately 42% of the outstanding common stock of Fruehauf. The Company presently accounts for its investment in Fruehauf using the equity method. On August 20, 1993, Fruehauf entered into agreements with its existing lenders, a new lender and a number of investors which resulted in a restructuring of existing debt, and provided for a new $25 million credit facility and $20.5 million of new equity (the "Fruehauf Restructuring"). The $25 million of new credit is in the form of an inventory and receivables revolving credit facility provided by Congress Financial Corporation. The $20.5 million of new equity arose from the private placement of approximately 7,841,000 shares of Fruehauf common stock at $1.50 per share and approximately $8,783,000 of convertible subordinated debt. The convertible subordinated debt will be converted into approximately 5,855,000 additional shares of Fruehauf common stock as soon as Fruehauf's Certificate of Incorporation is amended to increase the number of shares authorized following appropriate Fruehauf stockholder approval and approval of such shares for listing on the New York Stock Exchange. As part of the restructuring, Terex agreed with Fruehauf to accept approximately 2,251,000 shares of Fruehauf common stock in satisfaction of approximately $13.5 million of indebtedness of Fruehauf owed to Terex. As a result of the restructuring and financing transactions, Terex's ownership of Fruehauf decreased to approximately 26%.

Because Fruehauf has experienced significant losses since 1991 and continues to have a stockholders' deficit after the new equity investment, Terex's carrying value for its investment in Fruehauf has been reduced to zero. Terex has also recognized a contingent obligation of approximately $3 million with respect to guaranties by Terex of certain obligations of Fruehauf. Until such time as Fruehauf returns to profitability and achieves a positive net worth, the Company does not expect to recognize any additional losses or income with respect to its investment in Fruehauf.

Summarized income statement information of Fruehauf for the first nine months of 1993 and 1992 is as follows:

                                                1993       1992

         Net sales                        $196,994      $ 388,552
         Gross profit                       10,498         38,196
         Net loss                          (93,104)      (34,635)


Restatement of financial statements for the period ended September 30, 1993

As described above, after an initial public offering of Fruehauf common stock in July 1991 the Company owned approximately 42% of the outstanding common stock of Fruehauf. Due to additional control factors, including shares owned by certain officers of Terex, the presence of three Terex directors on Fruehauf's board, the service of two Terex executive officers as executive officers of Fruehauf, and the existence of a voting trust among Terex and certain individuals, the Company concluded it had a controlling financial interest in Fruehauf until the closing of the Fruehauf Restructuring. Accordingly, in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1993 as originally filed, Fruehauf's results were included in the Company's consolidated financial statements on a consolidated basis for the periods ended September 30, 1992 and deconsolidated as of January 1, 1993.

After consultation with the Securities and Exchange Commission staff, management subsequently decided that despite the control factors described above, assurance of strict numerical voting control of Fruehauf by Terex was eliminated as a result of the termination of the voting trust between Terex and certain individuals in July 1992 and, therefore, Terex should not consolidate Fruehauf in its 1992 financial statements. Accordingly, management has restated the financial statements for the periods ended September 30, 1993 and 1992 to account for the Company's investment in Fruehauf on the equity method effective January 1, 1992.

The following table sets forth selected information as originally reported and as restated for the nine months ended September 30, 1993 and 1992:

                                   Nine Months Ended    Nine Months Ended
                                   September 30, 1993September 30, 1992
Net Sales
   As Originally Reported                $519,510       $701,806
   As Restated                            519,510        313,254

Net Income (Loss)
   As Originally Reported                (44,797)       (38,611)
   As Restated                           (45,095)       (38,611)

Net Income (Loss) Per Share
   As Originally Reported                (4.50)          (3.88)
   As Restated                           (4.53)          (3.88)

Average Number of Common and
    Common Equivalent Shares Outstanding    9,952          9,944



NOTE G - CONTINGENCIES AND UNCERTAINTIES

The Company is subject to a number of contingencies and uncertainties including product liability claims, self-insurance obligations, tax examinations and guarantees. Many of the exposures are unasserted or proceedings are at a preliminary stage, and it is not presently possible to estimate the amount or timing of any cost to the Company. However, management does not believe that these contingencies and uncertainties will, in the aggregate, have a material
effect on the Company.    When it is probable that a loss has been incurred and
possible to make reasonable estimates of the Company's liability with respect to such matters, a provision is recorded for the amount of such estimate or for the minimum amount of a range of estimates when it is not possible to estimate the amount within the range that is most likely to occur.

Fruehauf has identified environmental exposures at a number of Superfund and other sites, and is currently participating in administrative or court proceedings involving a number of these sites. Many of the proceedings are at a preliminary stage, and the total cost of remediation, the timing and extent of remedial actions which may be required, and the amount of Fruehauf's liability, if any, with respect to these sites cannot presently be estimated. The Company believes that it could have contingent responsibility for certain of Fruehauf's liabilities with respect to Fruehauf's environmental matters if Fruehauf fails to discharge its obligations, but only to the extent that such liabilities arose during the time period during which Terex was the controlling stockholder of Fruehauf. The Company believes that Fruehauf's significant environmental liabilities predate Terex's acquisition of Fruehauf, and therefore any contingent responsibility of the Company is not expected to have a material adverse effect on the Company.